VOLTEQ Equipment

VOLTEQ accelerates access to battery-powered construction equipment for contractors, farmers, and government to achieve sustainability and emission objectives in a market projected to reach $100 billion annually.


The SKY
is the
VOLTEQ
EQUIPMENT
SKY 1000
VOLTEQ
BATTERY
POWERED

Invest

$101.21 minimum investment

DEADLINE: March 29, 2024

in 2 months

SHARE PRICE

$3.49

TOTAL RAISED

$51,900

VALUATION

$47,115,000

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION


GROWING
DEALER
NETWORK
5
10
21

The Future of Innovations

VOLTEQ accelerates access to battery-powered construction equipment for contractors, farmers, and the government to achieve sustainability and emission objectives in a market projected to reach $100 billion annually. VOLTEQ's innovative design and lean manufacturing practices deliver strong performance and economics that make sustainability efforts commercially viable.


"Big change can only come from small steps, meaning even modest adjustments can have impactful results. Our overarching goal is to create positive change that will last for generations to come."
Patrik Psenak
Founder and CEO
VOLTEQ EQUIPMENT
SKY 1000

Join the Future

VOLTEQ Equipment provides one of the world's highest-quality lines of equipment for earth-moving, agriculture, and construction. Being proactive, we have spent three years analyzing market needs, researching and collecting customer requirements, and studying newly formed industry standards. Our vision is to evolve with the latest technology and set the highest industry standards, with an emphasis on ELECTRIC machinery.

VOLTEQ Equipment is one of the first companies to offer mini track loaders solely powered by Lithium-ion batteries. Our business model is not to reconfigure or adapt existing gas or diesel-powered machines. We started from scratch to make achieving net zero realistic, avoiding constraints of pre-existing machine designs that hinder competing brands in their transition to electric power. This makes VOLTEQ unique and effective in serving the needs of today's market.


SKY 1000
SKY 1000
BATTERY-POWERED, REMOTELY OPERATED,
STAND-ON COMPACT TRACK LOADER

The Crossroads of Innovation and Quality

Environmental

Product Carbon Footprint, Climate Change Vulnerability, Opportunities in Renewable Energy, Recyclable product, Emission-free product

Social

Health & Safety, Responsible Investment, Product Safety & Quality, Community Relations, Access to Communications, Access to Finance

Governance

Business Ethics, Ownership & Control

VOLTEQ PRODUCT ROADMAP

Creating the future


SKY 1000
VOLTEQ



The SKY 1000's successful development marks just the beginning of VOLTEQ's potential. Our achievements underscore the attainability of our ambitious product roadmap. With a dynamic team of experts, we drive continuous innovation, adapting swiftly to changing market dynamics and customer demands.

SKY 1000

Launched
Oct 25, 2022




Battery powered
Integrated charger
Reduced Maintenance
Remote Control
Build-in Telematics



SKY 2000

Testing prototypes

2Q/2024



Compact Quad Track Loader

Testing prototypes

4Q/2024



Mini Excavator

Testing prototypes

2Q/2025

VOLTEQ designed the SKY 1000 and upcoming SKY 2000 to match the capacities of the largest 1,250-2,000 lbs skid steer loaders. Our cost-efficient approach eliminates the traditional cab, featuring a highly efficient drivetrain. This design ensures top performance, even with a smaller battery compared to less efficient models.

Our commitment to maximum efficiency is evident in our component selection, with electric motors carefully sized to operate at their nominal ratings. Furthermore, we've implemented a direct track drive system with electric motors, eliminating the complexity of an electric motor driving a hydraulic pump, which, in turn, drives hydraulic motors for the tracks. These innovations enable our machines to deliver top-tier performance while maintaining cost-effectiveness and environmental friendliness.

PROBLEM

Join the Green Movement



World leaders have set an aggressive path for reducing carbon emissions through incentives and requirements that are fueling demand for net zero solutions. Businesses are facing great pressure to reduce their carbon footprint and become sustainable. The pressure comes through regulatory directives and their customers, including multinational corporations holding supply chains accountable for sustainability. But the cost has been great, challenging profitability. Converting from the use of conventional fossil-fueled machines to VOLTEQ's battery-powered equipment can have an immediate impact on the company emissions and steps toward sustainable operations.


BY USING OUR ELECTRIC
EQUIPMENT, CUSTOMERS
CAN SAVE UP TO 70%
COMPARED TO TRADITIONAL
DIESEL MACHINERY.

SOLUTION

VOLTEQ Solution

VOLTEQ accelerates accessibility to battery-powered construction equipment to enable private, commercial, and government entities to achieve sustainability goals. How does VOLTEQ do this? Through innovative design that makes zero-emission battery-powered solutions affordable without sacrificing performance. Also by substantially reducing machine fluids to drastically reduce the risk of contaminating job sites. There are no oils or coolants that would be present with a conventional engine, and the amount of hydraulic fluid and hydraulic hoses on the machine is greatly reduced. VOLTEQ machines like the SKY 1000 Mini Skid Steer can run over 15 attachments, giving customers great versatility and opportunity for utilization.


VOLTEQ
EQUIPMENT


SKY 1000
VOLTEQ



BUSINESS MODEL


Work smarter
with VOLTEQ
SKY 1000
VOLTEQ

VOLTEQ aims to generate revenue through B2B sales channels by offering innovative electric equipment with related attachments and service parts. We take great care in partnering with dealers, rental stores, and national accounts to give the best possible service to customers in large private, commercial, and government sectors. Profitable growth comes through new customer acquisition, repeat business resulting from customer loyalty and new product introductions that propel the use of electric construction equipment, and through lean and agile manufacturing processes. The enthusiasm with a long-term vision paves our path to success as a leader in setting newly-formed industry standards.



Boots on the ground!
VOLTEQ has been actively testing and using their SKY 1000 prototypes in real-world conditions, traveling to various locations and racking up significant mileage and working hours. This approach allows VOLTEQ to gather valuable feedback and make improvements based on actual use cases, rather than relying solely on simulations.

SUCCESS TO DATE

A True Hands-On Experience

- Field tested and successfully validated SKY 1000 prototypes and attachments.
- Negotiated terms and secured agreements with supply chain partners to fulfill the 2023 forecast.
- Implemented 4 new product development projects from 3 categories in the VOLTEQ Product Roadmap through 2026.
- Established a supply agreement for a long-term supply of VOLTEQ branded attachments compatible with construction equipment by VOLTEQ and other brands.
- Held the first VOLTEQ launch event on October 25, 2022, in Miami, FL. Over 20 VIP attendees expressed strong interest in the brand with 3 dealers intending to represent VOLTEQ.



VOLTEQ EQUIPMENT
100% battery-powered
GIVEAWAY



- Became a member of 3 leading industry associations and registered VOLTEQ to introduce its products to construction equipment dealers, consumers, farmers, and rental outlets at 4 major trade show through Q1 of 2023.

AED Associated Equipment Distributors

AEM Association of Equipment Manufacturers

ARA American Rental Association

I MAKE AMERICA


SKY 1000



LONG-TERM VISION AND COMMITMENT TO CONTINUOUS INNOVATION


SKY 1000
VOLTEQ

MARKET

See the numbers for yourself

VOLTEQ products are designed to serve the needs of private, commercial, and governmental users in the US construction, landscaping, agriculture, and mining markets. These markets are made up of more than 5.8 million enterprises and over $1.5 Trillion in revenue. Federal Initiatives to reach net zero emissions by 2050, and consumers factoring sustainability into the selection of service providers are fueling demand for zero-emission products. Battery-powered vehicles and equipment provide favorable characteristics and can alleviate challenges from labor shortages and rising labor costs.

Rise of the Compact Track Loader Category

- In the United States, the Compact Track Loader (CTL) category has seen more substantial growth in recent years, overtaking more traditional wheeled Skid Steers in 2015 according to data published by ASV Sales & Service. Tracked machines are chosen for lower ground pressure rating and stability when traversing more difficult terrain that may be soft, wet, uneven, or present steeper slopes than a wheeled Skid Steer can operate on.

- Like CTL's, the SKY mini skid steer products are equipped with tracks rather than wheels. Of numerous mini skid steer producers, one other manufacturer has been identified as offering an electric-powered model on tracks, and only a few are offering electric-powered models on wheels. Of those on wheels, operating capacities tend to be under 500 lbs. The SKY 1000 is powered with a low-maintenance efficient lithium-ion battery and provides an operating capacity of 1,000 lbs, bringing superior value and operating capacity to the market.

- The SKY 1000 mini skid steer is within 20% of the 1,251-2,000 lb operating capacity segment projected to take the lead in the coming years. SKY 2000, currently scheduled for production by Q1 of '24 meets customer demand for performance at the top end of this significant segment.

- The SKY 1000 aggressively tackles high maintenance costs, a leading restraint to skid steer loaders. So much so that the total cost of ownership overcomes another leading restraint, the capital investment to acquire skid steers.

- While Asia Pacific is trending towards dominance in the skid steer market in the following years, in 2018 the US held 75% of the market share and provided a significant opportunity to convert owners of conventional powered skid steers into zero-emission battery-powered options.


Go Green
with VOLTEQ!
We earnestly care about the environment as well as the people around us, which is why we listen and adapt to become the best we can be.
SKY 1000
VOLTEQ

MARKET DATA, QUOTES, AND RESOURCES

VOLTEQ Equipment saves you time as well as money

Looking at quantitative units such as revenue in USD Billion and CAGR from **2022 to 2030** we can say that the **2022 Market size value is USD 118.96 billion**. With a Growth Rate (CAGR) of **3.9% from 2022 to 2030**, we can set up the Revenue forecast in 2030 to USD 161.99 billion. (see the graphics on the right)

This market data covers revenue forecast, company ranking, competitive landscape, growth factors, and trends with covering product and region segments. **VOLTEQ's main focus in the next 3 years is in North and South America** but the data provided scope regions of not only North America and Latin America but also Europe Asia Pacific and MEA. The main **focus countries are the U.S.; Canada; the U.K.; Germany; China; India; Japan; Brazil; Mexico.**



Market size value (USD)
200 bil.
150 bil.
100 bil.
50 bil.
0 bil.
2022
2030

Raise of the Compact Track Loader category

- Mining Equipment (Global) 4.10% for the period of 2022 to 2030, reaching $185 B
- The mining market (US) is $1T in 2022
- The construction market (US) was $112.9B in 2021
- Construction market (Global) 7.30%, reaching $14.4 Trillion by 2030
- Landscape and Garden Services 5.13%, $105.1 B in 2021, and growing by $6.6 B for the period of 2021-2026
- Agriculture (US) 0.03% for the period of 2022-2025, beginning with $312.3 B in '22

Number of contractor or customers in markets

- Mining. There are 108,391 mining companies in the US in 2022
- Construction. There are 3,784,293 construction service contractors in the US in 2022
- Landscape & Garden Services. The National Association of Landscape Professionals reported there are 604,163 landscape service businesses in the US in 2021
- Agriculture. There are 2,012,050 farms in the US in 2021 according to the USDA PUBLICATION

Skid Loaders in North America make up 75% of the market in 2018

- In 2011, still in the aftermath of the Great Recession, new financed CTLs were sitting at 6,646 units financed, according to EDA data. In 2020, the number had shot up to 43,340 newly financed CTLs.
- "2021 has so far been a great year for the skid steer industry with no signs of the market slowing," says Luke Gribble, solutions marketing manager for John Deere. "So far in 2021, the total skid steer industry demand has increased by over 20 percent when compared to the same time period in 2020. And on a rolling 12-month basis, the market, as a whole, surpassed 30,000 units. Based on customer and dealer feedback that we continue to receive, it's easy to see the demand continuing to be strong going into 2022."
- It is fair to conclude from the above points that CTL & SSL market in '20 was in excess of 73,000 financed unit sales.

"The world over, nearly 45 thousand skid steers in 2018, were sold and the demand should cross 70 thousand units by 2024."

Comprehensive Research Report by Market Research Future (MRFR)

Size of the Skid Steer Markets

North America holds the **largest skid steer loader market share**. It is expected to dominate the market during the forecasted period due to the increasing construction, residential, industrial, and infrastructural sectors. The rapid urbanization and growing disposable income of people are likely to foster market growth.



STAND ON MINI SKID STEER LOADER MARKET SIZE
2021
USD 2.53 billion
2022
USD 2.62 billion
2030
USD 3.61 billion
4.1 %
CAGR (2022-2030)

Data from Market Research Future (MRFR)

Skid steer market segmentation by operating capacity

- <1,250 lbs
- 1,251-2,000 lbs
- "The 1,251-2,000 Lbs segment could be taking the lead in the coming years. Skid steer loaders with this operating capacity are largely preferred for ground maintenance work, agricultural operations, and landscaping, particularly at small to medium farms."
- "The 1,251 lbs to 2,200 lbs segment dominated the market for skid steer loaders in 2018, accounting for more than 45% of the volume share."
- 2,001-3,000 lbs
- 3,001-4,000 lbs
- > 4,000 lbs
- "North America dominated the global market for skid steer leaders in 2018 with a revenue share of more than 75%. The region is expected to expand at a CAGR of more than 2% from 2019 to 2025."

Skid steer market segmentation by application

- "Logistics, Construction, Forestry, and agriculture are the major applications of skid steer loaders."
- "The construction segment can witness slightly stronger growth compared to other segments, on account of the rising number of construction activities worldwide. North America along with the Middle East and Africa are spending heavily on infrastructure development."
- "Ground maintenance and landscaping is poised to record substantial growth thanks to the soaring number of construction activities in residential and commercial spaces."

Industry segmentation by end-use

"Mining, Landscaping and Ground Maintenance, Agriculture, Logistics and construction are the top end-use industries."

Mining:

- "Connected Mining Market to Register 17.5% CAGR Growth as Growing Demand for Safe, Sustainable & Green Mining Strategies, Growing Adoption & Integration of Smart Technology, The Brainy Insights"

- "The world's growing population will demand more minerals, which will lead to extensive mining activities around the world. To put this into perspective, 13 billion tons of minerals are presently extracted every year. This figure will grow to 90 million tons in a few years."

Landscaping and Ground Maintenance:
- "The landscaping and gardening services market size is expected to grow by USD 6.60 billion from 2021 to 2026. In addition, the growth momentum of the market will accelerate at a CAGR of 5.13% during the forecast period."

Agriculture:
- "Gross production value in Agriculture is projected to amount to US$312.30bn in 2022.
- "An annual growth rate of 0.03% is expected (CAGR 2022-2025)."
- "The total number of enterprises amounted to 20,197 in 2018"

Construction:
- "The construction Market size was valued at USD 7.28 trillion in 2021 and is predicted to reach USD 14.41 trillion by 2030 with a CAGR of 7.3% from 2022-2030."

Regional Insights:
- "Asia Pacific will dominate the worldwide skid steer loader market in the following years, thanks to the huge contributions from China, which is in the middle of a substantial boom in manufacturing. The country houses one of the biggest construction sectors in the world, which accounts for 30% of the overall construction investments, globally.

Of market restraints listed: "The significant costs of maintenance as well as the high capital investments required would be major restraining factors for the skid steer loader market. The need for skid steer loaders is significantly higher in medium & large-scale businesses."



Agriculture
& Farming



Interior demolition
& Construction



Mining



Landscaping
& Municipalities

What drivers make the target audience in these markets appealing for VOLTEQ?

Attitude or desire of customer base toward electric and/or solving other problems SKY addresses. Consider the pressures contractors/customers are facing.

1. Businesses face increasing pressure to reduce their carbon footprint and become sustainable. The pressure comes through regulatory directives and their customers, including multinational corporations holding their supply chains accountable for sustainability.

2. President Biden's Executive oRDER 14057 describes The Federal Sustainability Plan and outlines an ambitious path to achieve net-zero emissions across Federal operations by 2050.

3. States are putting sustainability and emission regulations in place, such as California's law banning the sale of new gas-powered engines by 2024.

4. An inflationary economy, the current oil markets, rising wages, and staffing shortages are driving business owners to cut costs, increase efficiency, and increase earning potential to recover profitability and overcome current challenges.

Federal Sustainability Plan - Net ZERO

President Biden's Executive Order 14057 on catalyzing American clean energy industries and jobs through Federal sustainability and accompanying Federal Sustainability Plan (collectively referred to as "The Federal Sustainability Plan") outlines an ambitious path to achieve net-zero emissions across Federal operations by 2050. Two key actions are being implemented under this effort:

- "In order to achieve net-zero procurement by 2050, while increasing the sustainability of Federal supply chains, the Federal Government will leverage the power of its procurement to catalyze action by Federal suppliers. These supply chain initiatives include major contractor GHG emission disclosures paired with science-based targets, a "buy clean" initiative for low-carbon materials, and a sustainable products policy."

- "The Federal Government cannot achieve its net-zero emissions goal by working alone. We will engage with domestic and international leaders to learn best practices for addressing more challenging or complex emissions reduction opportunities. We will place senior leaders from the private and non-profit sectors into limited-term appointments to bring innovative perspectives and expertise to assist Federal agencies with sustainability and climate preparedness efforts. We have also launched the first-ever Greening Government Initiative, through which the United States and Canada are convening countries from around the world who are interested in greening their national government operations."

- These key actions will encourage suppliers to the US federal government to acquire and put into use zero emissions equipment used in the production of goods or performance of services. According to sustainablity.gov

California Signs Law Banning Sale of New Gas-Powered Small Engines by 2024.

- The sale of mowers and other equipment powered by small off-road engines will be regulated by 2024 in an effort to reduce emissions. According to the article in 2021, "Currently, the state budget includes $30 million to offer a rebate for people, particularly professional landscapers, to transition from gas-powered equipment to zero-emission" according to OEM Off-Highway Magazine, Oct 15, 2021,

- Is there a desire or need to work longer days but restricted by the use of noisy engines and exhaust that annoy neighboring property owners before 8 am and after 5 pm?

Interest in becoming sustainable, reducing carbon footprint, and needing affordable avenues without sacrificing performance.

- Now more than ever consumers are using their purchasing power to push companies to be more sustainable. Based on recent surveys, it is estimated that around 3 out of 4 consumers will direct their purchases to businesses that are environmentally sustainable. Commercial landscaping and lawn care businesses are not insulated from these new pressures from consumers. In fact, they are likely at a heightened risk exposure, based on the fact that the number of millennial homeowners is rapidly increasing, a group that cares more about sustainability than their baby boomer and gen-x predecessors. Now is the time for commercial and residential landscaping and and lawn care companies to make the necessary changes in order to keep up with the demands of the next generation of consumers."

- 71% of landscapers offer design and construction services, and 63% offer tree care.

Energy Department

- "The Energy Department plans Thursday to announce it will spend $96 million to reduce emissions by pushing forward the technology and charging infrastructure needed to electrify tractors, construction equipment, . . ."

- "Electrification allows farmers to rely less on other energy sources, such as diesel, which ultimately benefits their bottom line while also reducing their carbon emissions."

Supply chain sustainability

- Increasing pressure for supply chain sustainability could drive the acquisition of zero-emission battery-powered equipment used in supply chain operations.


38%
Building construction industry is responsible for 38% of total global energy-related CO2 emissions.

Emissions from the construction industry

- "Electrifying 1 "medium-sized" tractor with an EV reduces carbon emissions by as much as replacing 45 cars, according to Gridtractor."

- When adding emissions from the building construction industry on top of operational emissions, the sector accounted for 38% of total global energy-related CO_2 emissions. In order to reach net zero, the International Energy Agency (IEA) has estimated that direct building CO_2 emissions need to fall by 50% by 2030. This equates to around 6% per year.*

The positive impact of electric, quiet machines on farms or for landscapers

The market is seeing significant indicators toward electric power for agriculture as major equipment manufacturers and start-ups are increasingly investing in technology.

Agricultural producers look for more efficient, sustainable ways

- "As agricultural producers look for more efficient, sustainable ways to improve their operations, electrification is growing in popularity across the industry. John Deere, for instance, acquired a majority interest in Kreisel Electric in 2021, which specializes in the development of electric battery modules and packs. This is just the beginning of an era when farmers tap into the benefits of modern technology to reduce the impact of their carbon footprints."

- "MILAN, Nov 3 (Reuters) - CNH Industrial (CNHI.MI) said on Wednesday it had entered into an exclusive, multi-year licensing agreement for electrification technologies with Monarch Tractor, a U.S company focused on fully-electric autonomous tractors."

Over the past 5 years, agricultural media reports a sharp rise in interest in EV technology

"Over the past 5 years, agricultural media reports have traced a sharp rise in OEM interest in electric vehicle (EV) technology to address tightening environmental standards and related consumer demand for "sustainable" on-farm production practices. In 2021, analysts from British market research firm IDTechEx went on the record to predict the market for EVs in agriculture, construction and mining could grow to $100 billion annually."

- "Developers of electrified equipment for the farm — primarily tractors and skid-steer loaders as of 2022 — also say moving to battery-powered, zero-emission EV technology offers owners significant reductions in fuel and maintenance costs over the life of the machine when compared with diesel-powered equipment of the same capacity."

- "Likewise in late 2021, California's Air Resources Board (CARB) approved its own two-phase Tier 5 stiffened emission standards to cover small off-road engines (SORE) — from leaf blowers to generators — beginning in 2024. In a December news release, CARB announced the first phase of the CARB plan that seeks a 40-90% reduction in emissions based on engine size, and seeks zero emissions from all covered power equipment by 2028 in its second phase."

Sustainable farming will be incentivized, not only by taxes, grants, credits, and things like that

- "The drive to more sustainable farming will be incentivized, not only by taxes, grants, credits and things like that, " says Rob Dongoski, partner at consultancy group EY and leader of its agribusiness practice, "but I think we could see some co-investment from food and beverage manufacturers who want sustainable ingredients in their end product."

- "The company (Gridtractor) estimates farms can save 55-75% on fuel costs by going electric, plus pick up additional savings by supplying stored power to irrigation pumps and the grid."

- There are countless uses for skid steers in farming. While it is difficult to quantify how many farms use skid steers, there is a notable reference to popular use on the internet. "Producers finding skid steers essential to farm" is an article that illustrates this point. And with so many uses, there can be a significant reduction of emissions emitted by conventional powered skid steers through emerging battery-powered alternatives.

A Company with a Vision

VOLTEQ's ideology is to stay nimble and proactive to keep up, adapt and innovate current trends in the construction industry.
We always say that our great advantage is that we are flexible and can implement meaningful suggestions rather quickly compared to large corporations.


SKY 1000
VOLTEQ

TEAM

Driven by experiences and dreams

Patrik Psenak

Founder
CEO

Patrik, CEO of VOLTEQ, is a former Slovakia national swimming team member turned successful entrepreneur. With a bachelor's degree in financing banking and investment, and a Master's degree in marketing and business management, he established a company during his university studies, specializing in logistics, marketing, wholesales, and business consultancy.
Patrik's goal-oriented nature led him to play a vital role in the Business Development of the World's First electric skid steer loader. He spearheaded the establishment of the North and South American market, leading an international team and skillfully negotiating with dealers, customers, and suppliers.
In addition to overseeing export and import operations, ensuring client compliance, and driving product development, Patrik's strategic mindset and critical thinking skills contribute to the continued success of VOLTEQ. Under his leadership, the company continues to deliver innovative and sustainable solutions in the equipment industry.





After leaving his home country of Slovakia in 2011, Adam earned an engineering degree from one of the top accredited technical universities in the US while competing as an NCAA athlete. Hard work and dedication led him to gain vast construction management experience such as profitable project estimation, bid preparation, project budgeting, daily operations, and project closeout. Adam's passion for business development and electrification took over as he was a vital part of bringing the world's first electric skid steer loader to the US market. It included new product development and marketing, appointing and training new dealers, dealer and customer network technical support, sales, and logistics. In his free time, Adam enjoys traveling, scuba diving, and fishing.

Adam Zajac

Business
Development
Director

Mike Slattery

Vice President of Business Development

As a construction equipment manufacturing executive, Mike has led teams in sales, product management, and aftermarket support. His 30+ years of experience includes dealer development, new product development, and setting strategy for the profitable growth of off-road mobile machinery in construction and forestry. Mike is a member of SAE International and has served on the MTC4, Forestry, and Logging Equipment committees.




SKY 1000
VOLTEQ
SKY 1000
VOLTEQ

VOLTEQ Equipment Inc. 7-B Disclosure

VOLTEQ Equipment Inc. disclosure in compliance with Section 17-B of the Securities Act. Benzinga has been compensated by VOLTEQ Equipment Inc. The rate paid by the issuer for this content through Benzinga costs $2000 = $5 CPC [cost per click] for Lead Generation Content.

USE OF PROCEEDS

If the offering's maximum amount of $4,998,570 is raised:

Use	Value	% of Proceeds
Research & Development	$600,000	12.0%
Marketing	$1,000,000	20.0%
Manufacturing	$2,500,000	50.0%
Hiring	$413,641	8.3%
Repayment of Loan	$240,000	4.8%
Intermediary fees	$244,930	4.9%

TERMS

This is an offering of Voting Common Stock, under registration exemption 4(a)(6), in VOLTEQ Equipment Inc.. This offering must raise at least $10,000 by March 29, 2024 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. VOLTEQ Equipment may issue additional securities to raise up to $4,998,570, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

$$\begin{array}{r l} & 14{,}932{,}255 \text{ shares} \\ \times & \$3.49 \text{ per share} \\ \hline & \$52{,}113{,}570 \text{ implied valuation} \end{array}$$

FINANCIALS

These financial statements have been audited by an independent Certified Public Accountant.

CPA audit report

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on March 10, 2023
- Form C/A on May 9, 2023
- Form C/A on July 7, 2023
- Form C/A on September 12, 2023
- Form C/A on October 26, 2023
- Form C/A on November 9, 2023
- Form C/A on November 16, 2023
- Form C/A on January 30, 2024

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Facebook

UPDATES

Jan 30, 2024 • Filed Form C/A

Jan 18, 2024 • In the realm of alternative-powered equipment,...

Nov 16, 2023 • Filed Form C/A

Nov 15, 2023 • Don't Miss Out! TODAY is the day to dive into...

Nov 9, 2023 • Filed Form C/A

Oct 31, 2023 • Happy Halloween from VOLTEQ Equipment! Our...

Oct 26, 2023 • Filed Form C/A

Oct 23, 2023 • VOLTEQ's Growing Dealer Network We are thrilled...

Sep 18, 2023 • Our dealer network is expanding into three more...

Sep 12, 2023 • Filed Form C/A

Aug 23, 2023 • At VOLTEQ, we firmly believe that embracing...

Aug 1, 2023 • Vehicle electrification continues to be a hot...

Jul 14, 2023 • Another successful demo in Minnesota with our...

Jul 7, 2023 • Filed Form C/A

Jun 29, 2023 • As the world evolves, so does the construction...

Jun 14, 2023 • Maximize Savings, Minimize Impact: The Dual...

Jun 6, 2023 • Every remarkable journey starts with a...

Jun 2, 2023 • The Stand on Mini Skid Steer Loader Market has...

May 24, 2023 • VOLTEQ Equipment is expanding its dealer...

May 9, 2023 • Filed Form C/A

Apr 4, 2023 • In less than 3 months we've driven almost...

Mar 10, 2023 • Primary offering of 1,432,255 shares at $3.49

Mar 10, 2023 • Filed Form C

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